AGAVE SILVER CORP.

1613 - 675 West Hastings Street

Vancouver, BC V6B 1N2

1-604-687-4622

1-888-267-1400

www.creamminerals.com

October 22, 2013	TSX Venture Exchange Symbol: AGV

AGAVE SILVER CORP. provides corporate update

Vancouver, BC - Agave Silver Corp. (“Agave” or the “Company”) (TSX-V: AGV; OTCQB: CRMXD) is pleased to provide an update following the successful completion of the corporate reorganization. As announced on October 3, 2013, the Company completed its share consolidation and change of name and closed the first tranche of its non-brokered private placement.

Mexico Update

The Company has taken all necessary steps to ensure that its flagship silver-gold property at Tepic, Nayarit (the “Nuevo Milenio Project”) continues to be in good standing through payment of property taxes and addressing operational issues. Management is consulting with the board, and specifically, with new Agave directors, Mr. Ben Ainsworth, P.Eng., and Dr. Darryl Drummond, P. Eng., with a view to determining the most cost-effective approach to move forward with an underground bulk sampling program on the Nuevo Milenio Project.

Mr. Al Workman of Watts, Griffis and McOuat Limited will continue in his role as a qualified person for the Nuevo Milenio Project for purposes of National Instrument 43-101 (“NI 43-101”).

British Columbia Update

Dr. Derek McBride, P.Eng, of Derek McBride Geological and Management Services Inc. is handling operations at the Kaslo Silver Project with Mr. Jack Denny, property vendor. Mr. Denny is newly appointed as B.C. Claims Property agent for Agave. Together they are working at the Kaslo Silver Project to complete assessment work in conjunction with a work use permit that has been initially approved and bonded by the B.C. government for multistage and multiphase work programs until December, 2015.

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Ongoing geological programs will be required to satisfy claims tenures. The Company is planning the preparation of a NI 43-101 compliant report on the Kaslo Silver Project. Recommendations included in this report for further work programs are intended to be pursued by the Company subject to obtaining necessary financing.

The news release has been reviewed and approved by Al Workman, P.Geo., and Dr. Derek McBride, P.Geo., the Independent Qualified Persons under NI 43-101.

Ronald M. Lang

President and CEO

Agave Silver Corp.

For Investor Relations please call: Rob Paul at 604-817-6010 or Ron Lang at 604-558-3908.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities regulations and includes "forwarding-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking information is based on management's current expectations and beliefs and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking information in this News Release includes, but is not limited to, the anticipated work programs on the Nuevo Milenio and Kaslo Silver Projects, positive results from assessment of these Projects, acceptability to the Company of recommendations for continued work on these Projects, and availability of financing on terms acceptable to the Company. Forward‑looking information is based on a number of assumptions which management believes are reasonable including that equipment, personnel, financing and approvals will be available when required to complete the anticipated programs and that no disruption to the programs will occur. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained herein. Known risk factors include, among others, the Company electing not to proceed with recommended programs, the unavailability of financial resources to proceed with recommended programs, and the possibility that the Company may not be able to continue as a going concern.

A more complete discussion of the risks and uncertainties facing the Company is disclosed in the Company’s continuous disclosure filings with Canadian securities regulatory authorities at www.sedar.com. All forward‑looking information herein is qualified in its entirety by this cautionary statement, and the Company disclaims any obligation to revise or update any such forward-looking information or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, events or developments, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.